AB 3/13

08030442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle InvestmentCO.,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 508
(No. and Street)

Houston, TX 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iris McWilliams (713) 621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bentley, Bratcher & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

515 West Greens Road, Suite 1180 Houston, TX 77067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 12 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment CO., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA LINDA LOVERDI
MY COMMISSION EXPIRES
December 20, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1)
As of December 31, 2007 the company had no liabilities subordinated to the claims of creditors and there were no changes in subordinated liabilities during the reporting period of January 1, 2007 to December 31, 2007.

BLUE BELLE INVESTMENT CO., INC

AUDITED FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Blue Belle Investment Co., Inc.

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. (a Texas S corporation) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2006, were audited by Jim Herring, CPA, who was acquired by Bentley, Bratcher & Associates, P.C. as of September 1, 2007, and whose report dated February 9, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented or purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bentley, Bratcher & Associates, P.C.

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Houston, Texas
February 22, 2008

• 515 West Greens Road, Suite 1180 • Houston, Texas 77067-4531 • 281/875-8181 • Fax 281/875-9002 • www.bentleyassoc.com •

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash in banks	$ 25,332	$ 7,216
Accounts Receivable	2,458	2,276
Investments	123,890	70,817
Prepaid Expenses and other assets	1,865	1,343
Total Current Assets	$ 153,545	$ 81,652
PROPERTY AND EQUIPMENT		
Office Equipment, at cost	$ 11,511	$ 10,958
Less: Accumulated Depreciation	(9,797)	(8,875)
Total Property and Equipment	$ 1,714	$ 2,083
TOTAL ASSETS	$ 155,259	$ 83,735

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts Payable	$ 1,935	$ 1,603
TOTAL LIABILITIES	$ 1,935	$ 1,603
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional Paid-In Capital	57,994	54,994
Retained Earnings	85,330	17,138
Total Stockholders' Equity	$ 153,324	$ 82,132
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 155,259	$ 83,735

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF INCOME (LOSS)
Years Ended December 31, 2007 and 2006

	2007	2006
INCOME		
Commission and fees	$ 64,260	$ 26,653
Net dealer investment gains (losses)	42,983	(10,097)
Other	152	32
Total Income	$ 107,395	$ 16,588
EXPENSES		
Accounting services	$ 21,479	$ 16,648
Office rentals	7,779	7,547
Legal and professional	3,945	5,022
Regulatory fees and assessments	750	893
Telephone	2,278	2,281
Office supplies, postage and other	2,034	3,272
Depreciation	921	1,269
Taxes	17	68
Total Expenses	$ 39,203	$ 37,000
Net Income (Loss) before provision for income taxes	$ 68,192	$ (20,412)
Provision for income taxes	-	-
NET INCOME (LOSS)	$ 68,192	$ (20,412)

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional paid in surplus	Retained earnings	Total
Balances at January 1, 2006	$ 10,000	$ 48,194	$ 37,550	$ 95,744
Capital contributions for the year ended December 31, 2006		6,800		6,800
Net Income (loss) for the year ended December 31, 2006			(20,412)	(20,412)
Balances at December 31, 2006	$ 10,000	$ 54,994	$ 17,138	$ 82,132
Capital contributions for the year ended December 31, 2007		3,000		3,000
Net income (loss) for the year ended December 31, 2007			68,192	68,192
Balances at December 31, 2007	$ 10,000	$ 57,994	$ 85,330	$ 153,324

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 68,192	$ (20,412)
Adjustments to Reconcile Net Income to		
Net Cash Used in Operating Activities:		
Depreciation	921	1,269
(Increase) Decrease in:		
Accounts receivable	(182)	(120)
Prepaid expenses and other assets	(522)	(25)
Unrealized loss (gain) on investments	(53,073)	10,097
Accounts payable and accruals	332	175
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 15,668	$ (20,382)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office equipment	$ (552)	$ 1,779
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ (552)	$ 1,779
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	$ 3,000	$ 6,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 3,000	$ 6,800
NET INCREASE (DECREASE) IN CASH	$ 18,116	$ (3,995)
CASH AT BEGINNING OF YEAR	7,216	11,211
CASH AT END OF YEAR	$ 25,332	$ 7,216

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Blue Belle Investment Co., Inc. was incorporated under the laws of the State of Texas on May 12, 1986 and commenced operations as a broker/dealer effective with its charter date.

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under SEC Rule 15b3-3k(1), which provides that the Company is limited to the purchase, sale and redemption of redeemable shares of registered investment companies and certain other transactions and the Company must promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to its customers.

The Company derives substantially all of its income from commissions under SEC Rule 12b-1 from a mutual fund on investments a shareholder has made in that particular mutual fund.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the date of the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Organization costs were fully amortized on December 31, 1993.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements under paragraph (a) (2) (vi) of Rule 15c3-1 of the Securities and Exchange Act of 1934, requiring the maintenance of minimum net capital of $5,000. At December 31, 2007, the Company had net capital, as defined, of $115,411, which was $110,411 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .175 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3. - **FAIR VALUE OF FINANCIAL INVESTMENTS**

The estimated fair value of the Company's financial instruments at December 31, 2007 are as follows:

	Carrying Amount	Fair Value
Cash in banks	$ 25,332	$ 25,332
Investments for which it is:		
Practical to estimate fair value	123,890	123,890
Not practical to estimate fair value	-0-	-0-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date.

Note 4. - **FURNITURE AND EQUIPMENT**

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2007 and 2006, the Company recorded depreciation in the amounts of $922 and $973, respectively.

Note 5. - **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2007, the shareholder contributed capital to the corporation in the amount of $3,000. At December 31, 2007 and 2006 there were no amounts due to or from the stockholder.

Note 6. - **FEDERAL INCOME TAXES**

The Company has elected to be taxed under the Provision of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay federal corporate income taxes, but rather the stockholder of the Company is liable for individual income taxes on the taxable income of the Company

SUPPLEMENTAL INFORMATION

Schedule I

BLUE BELLE INVESTMENT CO., INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2007

Total assets		$ 155,259
Less: Total liabilities (exclusive of subordinated debt)		1,935
Net worth		$ 153,324
Deductions from and/or charges to net worth:		
Total nonallowable assets	$ 6,037	
Other deductions or charges	0	
Total deductions from net worth		(6,037)
Net capital before haircuts on securities positions		$ 147,287
Haircuts on securities:		
NASDAQ and CIB securities	$ 18,514	
Undue concentrations-500shs market value @15%	13,362	
Total haircuts of securities		31,876
Net capital		$ 115,411
Minimum net capital requirements		$ 5,000
Excess net capital		$ 110,411
Aggregate indebtness		$ 1,935
Ratio of aggregate indebtness to net capital		.175 to 1
Ratio of subordinated indebtness to debt/equity total		0.00%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II FOCUS report	$ 115,419
Allowable assets erroneously reported as non-allowable	
Deposits	0
Accrued interest receivable	0
Difference due to offsetting various asset accounts against related liabilities	0
Net audit adjustments	0
Other items, net	(8)
Net capital per above	$ 115,411

See the Accompanying Accountants' Audit Report and Notes to Financial Statements

Schedule II

BLUE BELLE INVESTMENT CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirement pursuant to SEC Rule 15c3-3.

The Company is not subject to Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph K(2)(i) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(i) of Rule 15c3-3.

Part (j) A reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Blue Belle Investment Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2007.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2) (i)of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

There were no material differences between the audited and unaudited financial statements at year end. The Company does not consolidate its accounts.

See the Accompanying Accountants' Audit Report and Notes to Financial Statement

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

February 22, 2008

Board of Directors
Blue Belle Investment Co., Inc.
Houston, Texas

We have examined the financial statements of Blue Belle Investment Co., Inc. for the year ended December 31, 2007, and have issued my report thereon dated February 22, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Blue Belle Investment Co., Inc. that we considered relevant to the objectives stated in rule17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule15c3- 3, we determined that the Company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

We also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be

• 515 West Greens Road, Suite 1180 • Houston, Texas 77067-4531 • 281/875-8181 • Fax 281/875-9002 • www.bentleyassoc.com •

expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Blue Belle Investment Co., Inc. taken as a whole, however, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and various state regulatory agencies governing broker/dealer registration activities, and should not be used for any other purpose.

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Houston, Texas

February 22,2008